November 3, 2021

VIA EDGAR

Mr. Yoon Choo

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:     Columbia Funds Series Trust I

Columbia Greater China Fund

Dear Ms. Choo:

The below questions were posed by the staff on October 18, 2021, with follow-up discussion on October 22, 2022, with focus on Columbia Greater China Fund, to which the staff asked that we respond in written correspondence.

1.

To the extent you expect disclosure revision to Columbia Greater China Fund’s prospectus with respect to investments in variable interest entities (VIEs), please provide your plan for doing so, including the placement of such disclosure, and the timing of such disclosure.

Response: Columbia Threadneedle had already planned to make (and will make) revisions to Columbia Greater China Fund’s Principal Risks (specifically within “Geographic Focus Risk – Greater China”) at the Fund’s next annual update, which is January 1, 2022.

2.

Please provide any intended/draft risk disclosure relating to fund investments in VIEs. Such disclosure should provide a brief explanation of what a VIE is, a discussion of the extent to which, and why, the Fund may invest in VIEs, and an explanation of the material risks of such investments, including legality concerns, as well as disclosure of the potential impact on fund returns and NAV if the risk occurs.

Response: The following will be added to Columbia Greater China Fund’s Principal Risks, specifically within “Geographic Focus Risk – Greater China”, at the Fund’s January 1, 2022 update:

Many Chinese companies to which the Fund seeks investment exposure use a structure known as a variable interest entity (a VIE) to address Chinese restrictions on direct foreign investment in Chinese companies. The Fund’s investment exposure to VIEs may pose additional risks because the Fund’s investment is not made directly in the VIE (the actual Chinese operating company), but rather in a holding company domiciled outside of China (a Holding Company) whose interests in the business of the underlying Chinese operating company (the VIE) are established through contracts rather than through equity ownership. The VIE (which the Fund is restricted from owning under Chinese law) is generally owned by Chinese nationals, and the Holding Company (in which the Fund invests) holds only contractual rights (rather than equity ownership) relating to the VIE, typically including a contractual claim on the VIE’s profits. Shares of the Holding Company, in turn, are traded on exchanges outside of China and are available to non-Chinese investors such as the Fund. While the VIE structure is a longstanding industry practice in China, such arrangements are not formally recognized under Chinese law.

There is a risk that the Chinese government may cease to tolerate VIE structures at any time or impose new restrictions on the structure, in each case either generally or with respect to specific issuers. Further, in case of dispute (for example, with the Chinese owners of the VIE), the Holding Company’s contractual claims with respect to the VIE may be unenforceable in China, thus limiting the remedies and rights of Holding Company investors such as the Fund. Such legal uncertainty may be exploited against the interests of the Holding Company investors, such as the Fund. Further, the Fund will typically have little or no ability to influence the VIE through proxy voting or other means because it is not a VIE owner/shareholder. Foreign companies listed on stock exchanges in the United States, including companies using the VIE structure, could also face delisting or other ramifications for failure to meet the expectations and/or requirements of the SEC, the Public Company Accounting Oversight Board, or other U.S. regulators. Any of these risks could reduce the value of the Fund’s investments in Holding Companies or render them valueless. The Fund invests significantly in Holding Companies (and similar structures) in connection with its 80% investment policy.

3.	For other funds with material investments in VIEs, please address whether you intend to add principal risk disclosure relating to investment in VIEs to such other fund’s prospectuses.

Response: For other funds with material investments in VIEs, we intend to add principal risk disclosure relating to investment in VIEs to such other fund’s prospectuses.

If you have any questions, please contact me at (212) 850-1703.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I